UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.3)*
                       LOJACK CORPORATION
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          539451-10-4
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
                         December 18, 1997
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) NO LONGER APPLICABLE

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all he liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   539451-10-4
__________________________________________________________________
               1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                         (a) [ ]
                                                         (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
                                   (7)  Sole voting Power
Number of           1,151,100
Shares Bene- ____________________________________________________
                    ficially       (8)  Shared Voting Power
                    owned by              315,000
Each Report- ____________________________________________________
                    ing Person     (9)  Sole Dispositive Power
With                1,151,100
_________________________________________________________________
                                   (10) Shared Dispositive Power
                      315,000
_________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,466,100
_________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    7.8%
_________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 2.   Identity and Background.
          Omega Equity Partners, L.P., referred to in the prior filing, Amendment No. 2, has been changed to Omega Capital Investors, L.P.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,466,100 Shares. Of this amount, 445,400 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,970,196; 37,300 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $493,649; 38,200 Shares were purchased by Omega Capital Investors, L.P., at a cost of $382,593; 630,200 Shares were purchased by Omega Overseas Partners, Ltd. at a cost of $7,040,261; and 315,000 Shares were purchased by the Managed Account at a cost of $3,727,808. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended November 30, 1997, filed with the Security & Exchange Commission on January 14, 1998, there were issued and outstanding 18,793,201 Shares of Common Stock as of January 18, 1998. Omega Capital Partners, L.P., owns 445,400 Shares, or 2.4% of those outstanding; Omega Institutional Partners, L.P., owns 37,300 Shares, or 0.2% of those outstanding; Omega Capital Investors, L.P., owns 38,200 Shares, or 0.2% of those outstanding; Omega Overseas Partners, Ltd., owns 630,200 Shares, or 3.4% of those outstanding; and the Managed Account owns 315,000 Shares, or 1.7% of those outstanding.

          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Capital Investors, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to December 18, 1997 and through the date of this filing. All such transactions were open market purchase transactions.


                  Omega Capital Partners, L.P.
            Date of           Amount of           Price Per
          Transaction           Shares              Share
          12/19/97              5,100             $13.94



               Omega Institutional Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          11/04/97                100             $14.00
          12/19/97                600              13.94


                             Omega Overseas Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          10/20/97             16,800             $14.08
          10/21/97             24,000              14.00
          11/04/97              9,100              14.00
          12/08/97              4,600              14.25
          12/09/97              4,600              14.25
          12/10/97              9,000              14.09
          12/11/97              9,100              14.00
          12/15/97              9,100              14.00
          12/18/97              4,500              13.94
          12/19/97             10,700              13.94
          12/22/97              1,000              13.94
          12/26/97              4,600              13.94



                       The Managed Account

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          10/20/97               700              $14.06
          10/21/97             1,000               14.00
          11/04/97               700               14.00
          12/04/97               100               14.00
          12/08/97               400               14.25
          12/09/97               400               14.25
          12/10/97             1,000               14.09
          12/11/97               900               14.00
          12/15/97               900               14.00
          12/18/97               500               13.94
          12/19/97             3,600               13.94
          12/26/97               400               13.94




Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.

                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1998

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Investors, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
























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